Filed by Tesoro Corporation
(Commission File No. 001-03473)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
Western Refining, Inc.
(Commission File No. 001-32721)

Western Acquisition Update: Integration planning in full swing

Following the announcement of this exciting acquisition, many at Tesoro and Western have been preparing for the potential closing. Tesoro’s Enterprise Integration Office is comprised of a team of business and functional work teams led by Keith Casey, EVP, Marketing and Commercial, while Mark Wilson, VP, Enterprise Integration, manages the effort on a day-to-day basis.

In December, an integration planning team with representatives from both companies was established and is working through the many elements that must be addressed to ensure an effective and efficient transition. Until the transaction closes, Tesoro and Western continue to operate as separate companies.

Also in December, members of Tesoro’s leadership team attended a series of town halls at various locations for Western employees in order to introduce Tesoro as a company. Keith Casey reflected after the meetings, “It was great to visit with the Western employees and introduce them to who we are, what we stand for and our Core Values. The events were well attended and well received. Noting the similarities in culture between Tesoro and Western, everyone was excited about the opportunities that lie ahead for our combined company.”

In January, the joint Western and Tesoro Integration Planning team met for two days in San Antonio to kick off their work. “We had a great session that was collaborative and energetic. Our integration planning is now in full swing,” remarked Mark Wilson.

The transaction is subject to customary closing conditions, including regulatory and shareholder approval. During this process there are many obligations and strict limitations on what can be communicated, and because we remain two separate companies, any communication must be managed by the integration planning team.

If you have any questions, please feel free to email the integration team at integration@tsocorp.com.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed Plan of Merger (the "Merger Agreement") with Western Refining Inc. ("Western") and other Tesoro wholly-owned subsidiaries (the “Merger”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed Merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Tesoro Corporation (the "Company") may not approve the issuance of new shares of common stock in the Merger or that stockholders of Western may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s common stock or Western’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company and Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend the Company may pay, and other factors. All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and registration statement on Form S-4 filed with the SEC on December 14, 2016, as amended (the “Form S-4”) that are available on its website at http://www.tsocorp.com and on the SEC’s website at http://www.sec.gov, and those detailed in Western’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Western’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. The Company’s and Western’s forward-looking statements are based on assumptions that the Company and Western believe to be reasonable but that may not prove to be accurate. The Company and Western undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It:

This communication may be deemed to be solicitation material in respect of the proposed transaction between the Company and Western. In connection with the proposed transaction, the Company has filed the Form S-4, containing a preliminary joint proxy statement/prospectus of the Company and Western and

Western and/or the Company may file one or more additional proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that the Company or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF THE COMPANY AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND ANY OTHER PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS(ES), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Form S-4 has not yet become effective. After the Form S-4 is declared effective by the SEC, the Company and Western will each file with the SEC a definitive joint proxy statement/prospectus, and each of the Company and Western will file other documents with respect to the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or the Company, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s website at http://www.tsocorp.com or by contacting the Company’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.

Participants in the Solicitation:

The Company and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of the Company’s common stock and Western’s common stock in respect of the proposed transaction. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by the Company with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.